Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 30, 2011, relating to the consolidated financial statements and financial statement schedule of CB Richard Ellis Realty Trust and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of ASC Topic 805, Business Combinations, as of January 1, 2009), and the effectiveness of CB Richard Ellis Realty Trust and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of CB Richard Ellis Realty Trust and subsidiaries for the year ended December 31, 2010, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

February 3, 2012

Los Angeles, California

Exh. 23.2